Exhibit 99.1

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

May 11, 2020
Dear Shareholder,

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of InMode Ltd. (the “Company”), to be held on Tuesday, June 16, 2020, beginning at 18:00, Israel time, at the offices of the Company located at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Company’s notice of the Meeting, as published on Monday, May 11, 2020, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on Monday, May 18, 2020, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

The Company's board of directors recommends a vote “FOR” each of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, /s/ Moshe Mizrahy Moshe Mizrahy CEO and Chairman of the Board of Directors

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 16, 2020

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the Special General Meeting of its shareholders (the “Meeting”) to be held on Tuesday, June 16, 2020, at 18:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Meeting is being called for the following purposes:

(1)       to ratify and approve the re-pricing of certain options previously granted by the Company on November 25, 2019, January 7, 2020, January 28, 2020 and February 17, 2020 to U.S. participants (except for such grants to Executive Officers as set out in Proposals 2, 3 and 4 below), by way of cancellation and re-grant of such options under the same terms and conditions as originally granted (including the same vesting schedule) but with a lower exercise price, as previously approved by the Company's Compensation Committee and Board on March 15, 2020.

(2)          to ratify and approve the re-pricing of certain options previously granted on January 7, 2020 by the Company's Compensation Committee and Board, to the Company's Executive Officer, Mr. Shakil Lakhani (President – North America), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price, as previously approved by the Company's Compensation Committee and Board on March 15, 2020.

(3)        to ratify and approve the re-pricing of certain options previously granted on January 7, 2020 by the Company's Compensation Committee and Board, to the Company's Executive Officer, Mr. Yair Malca (Chief Financial Officer), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price, as previously approved by the Company's Compensation Committee and Board on March 15, 2020.

(4)        to ratify and approve the re-pricing of certain options previously granted on January 7, 2020 by the Company's Compensation Committee and Board, to the Company's Executive Officer, Dr. Spero Theodorou (Chief Medical Officer), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price, as previously approved by the Company's Compensation Committee and Board on March 15, 2020.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting in accordance with Section 66(b) of the Companies Law, no later than Monday, May 18, 2020, and for all other agenda items, no later than Thursday, May 14, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, May 25, 2020 with respect to proposed additional agenda items in accordance with Section 66(b) of the Companies Law, and no later than Thursday, May 21, 2020 with respect to all other proposed additional agenda items.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Tuesday, June 23, 2020, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his/her/it shares) will constitute a quorum.

Only shareholders of record at the close of business on Monday, May 18, 2020, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

The approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, the approval of each of Proposals 2, 3 and 4 requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposals, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposals, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Quorum and Required Vote” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and shareholder having “personal interest” with regard to Proposals 2, 3 and 4, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposals 2, 3 and 4.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about May 20, 2020 to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website at www.inmodemd.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enabled you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, no later than Saturday, June 6, 2020. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Moshe Mizrahy Moshe Mizrahy CEO and Chairman of the Board of Directors

May 11, 2020

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Tuesday, June 16, 2020, beginning at 18:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, May 18, 2020, the record date for the Meeting (the “Record Date”).

The Proxy

Each of Moshe Mizrahy and Yair Malca may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or to the Company by mail at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable Israeli law and the rules of the Nasdaq Global Select Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposals, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or by mail to the Company at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, before midnight on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Monday, May 18, 2020, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of April 26 2020, there were 35,609,995 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s articles of association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time designated for the Meeting, the Meeting will stand adjourned to Tuesday, June 23, 2020, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum. Any reference in this Proxy Statement to the term Meeting shall include the term “Adjourned Meeting” for all purposes.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, approval of each of Proposals 2, 3 and 4 requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposals, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposals, does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 2, 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) only with respect to Proposals 2, 3 and 4, if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of Proposals above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 2, 3 and 4, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet-point above nor be counted towards the 2% threshold described in the second bullet-point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder is a controlling shareholder or has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 2, 3 and 4. Your failure to check the box on the proxy card indicating that you are not a controlling shareholder and have no personal interest will therefore require the Company to disqualify your vote on Proposals 2, 3 and 4.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold the Company's ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company's legal counsels, based on the information provided by the Company's transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be publicly filed with the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company has retained the services of its transfer agent, American Stock Transfer & Trust Company, to assist in the solicitation of proxies. The costs for such services will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the Investors section of our Company’s website, www.inmodemd.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL ONE

RATIFICATION AND APPROVAL OF THE RE-PRICING OF CERTAIN OPTIONS
GRANTED BY THE COMPANY TO U.S. PARTICIPANTS

Background

On (i) November 25, 2019, (ii) January 7, 2020; (iii) January 28, 2020; and (iv) February 17, 2020, and as subsequently amended by the resolutions of the Company's Compensation Committee and Board, the Compensation Committee and the Board (and with respect to certain options granted to Executive Officers – also the shareholders of the Company) have approved, inter alia, the grant of an aggregate of 1,057,000 (which number also includes an aggregate of 220,000 options granted to Executive Officers of the Company) options to purchase Ordinary Shares of the Company par value NIS 0.01 each under the Company's 2018 Incentive Plan (the “2018 Incentive Plan”), to certain U.S. employees and consultants of the Company's subsidiary in the US (the “US Participants” and the “Granted Options”, respectively).

The re-pricing of additional options granted to non-US Participants in the framework of the above-referenced option grants, do not require shareholders' approval and were approved by the Company's Compensation Committee and Board.

All the Granted Options have an exercise price that is considerably high than the current market price of the Company's shares.

Due to current status of the market and the extraordinary efforts of the Company's employees required in order to achieve the Company's goals in a difficult operational and marketing environment, the Company's Compensation Committee and Board have previously approved, on March 15, 2020, to reprice the Granted Options (as well as the other options granted by the Company to non-US Participants in the framework of the four grants mentioned above), by way of cancelling the Granted Options, and re-granting such Granted Options which are outstanding and have not previously expired prior to the date of the approval by the Compensation Committee and the Board (such Granted Options which were not previously expired, totaling 1,042,500 options, shall be referred to herein as the “Outstanding Granted Options”), under the same terms and conditions such Outstanding Granted Options were originally granted (including the same vesting schedule), except for a lower exercise price of US $19.69, which was the closing price of the Company's Ordinary Shares on the last trading day preceding the date of the foregoing Board and Compensation Committee approval.

For the purpose of this Proposal 1, the term “Outstanding Granted Options” used below shall not include a total of 200,000 options re-granted to Executive Officers, which are referenced separately in Proposals 2, 3 and 4 below.

Following the approval of the Company's Compensation Committee and Board referenced above, and as required by the Nasdaq Rules and the provisions of the US Sub-Plan which forms part of the Company's 2018 Incentive Plan, our shareholders are asked to approve and ratify the cancellation and surrender to the Company of the Outstanding Granted Options and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

RESOLVED, that the cancellation and surrender to the Company of the Outstanding Granted Options and the re-grant of replacement options thereof under the same terms and conditions as originally granted (including the same vesting schedule) but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

              The Board unanimously recommends that you vote “FOR” the proposed resolutions.

PROPOSALS TWO, THREE AND FOUR

RATIFICATION AND APPROVAL OF THE RE-PRICING OF CERTAIN OPTIONS
GRANTED BY THE COMPANY TO U.S. PARTICIPANTS WHO ARE EXECUTIVE
OFFICERS (SEPERATELY WITH RESPECT TO EACH OF SHAKIL LAKHANI, YAIR
MALCA AND DR. SPERO THEODOROU)

Background

On January 7, 2020, the Compensation Committee, Board and the shareholders of the Company, have approved, inter alia, the grant of an aggregate of 200,000 options to purchase Ordinary Shares of the Company par value NIS 0.01 each under the Company's 2018 Incentive Plan, to certain Executive Officers who are engaged by the Company's subsidiary in the US, on terms which exceeded the limits set forth in the Compensation Policy of the Company which was in effect at the time of approval (the “Executive Officers” and the “Executive Officers Options”, respectively).

Additional 20,000 options granted to the Company's Executive Officer, Mr. Yair Malca, Chief Financial Officer, are being re-priced as part of Proposal 1 above and, under the Companies Law, do not require separate shareholders' approval by a special majority as required for these Proposals 2, 3 and 4.

All the Executive Officers Options have an exercise price that is considerably high than the current market price of the Company's shares.

Due to current status of the market and the extraordinary efforts of the Company's employees required in order to achieve the Company's goals in a difficult operational and marketing environment, the Company's Compensation Committee and Board have previously approved, on March 15, 2020, inter alia, to reprice the Executive Officers Options, by way of cancelling the Executive Officers Options, and re-granting such options, under the same terms originally granted, except for a lower exercise price of US $19.69, which was the closing price of the Company's Ordinary Shares on the last trading day preceding the date of the foregoing Board and Compensation Committee approval, as further detailed in the table below.

Following the approval of the Company's Compensation Committee and Board referenced above, and as required by the NASDAQ Rules and the provisions of the US Sub-Plan which forms part of the Company's 2018 Incentive Plan, our shareholders are asked to approve and ratify the cancellation and surrender to the Company of the Executive Officers Options and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69.

In addition, under the Companies Law, approval of the engagement terms of our Executive Officers, under certain circumstances requires, in addition to the approval of the Company's Compensation Committee and Board, shareholders' approval. The re-grants of the Executive Officers Options to each of the Executive Officers, as described above and further detailed in the table below, were approved by the Company's Compensation Committee and Board on March 15, 2020, and exceeded the limits set forth in the Company's Compensation Policy which was in effect at the time of re-grant and therefore, in accordance with the Companies Law, also require approval by our shareholders.

Following the approval of the Company's Compensation Committee and Board referenced above, our shareholders are asked to approve the following re-grants of options to our Executive Officers, each option granting the right to purchase one Ordinary Share of the company, at an exercise price of US $19.69, which was the closing price of our Ordinary Shares on the last market trading day prior to the date of grant (i.e. on March 13, 2020):

Executive Officer	No. of Options	Exercise Price	Vesting Schedule
Shakil Lakhani* (President, North America)	90,000	US $19.69	Fully vested options.
Yair Malca (Chief Financial Officer)	20,000	US $19.69	Fully vested options.
Dr. Spero Theodorou* (Chief Medical Officer)	90,000	US $19.69	Fully vested options.

* Options are granted as a result of the achievement of the annual performance goals or retention through 2019, as set out in their respective engagement agreements.

Proposed Resolutions

We are therefore proposing to adopt the following resolutions (separately with respect to each of Shakil Lakhani, Yair Malca and Dr. Spero Theodorou):

RESOLVED, that the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Shakil Lakhani, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.

RESOLVED, that the cancellation and surrender to the Company of the 20,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Yair Malca, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.

RESOLVED, that the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Dr. Spero Theodorou, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

              The Board unanimously recommends that you vote “FOR” each of the proposed resolutions.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Special General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company's business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.inmodemd.com. Shareholders may obtain a copy of these documents without charge at www.inmodemd.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

May 11, 2020

INMODE LTD
Proxy for Special General Meeting of the Shareholders on June 16, 2020
Solicited on Behalf of the Board of Directors

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF
INMODE LTD

June 16, 2020

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

COMPANY NUMBER
ACCOUNT NUMBER
THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1.
That the cancellation and surrender to the Company of the Outstanding Granted Options and the re-grant of replacement options thereof under the same terms and conditions as originally granted (including the same vesting schedule) but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, datedMay 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	FOR	AGAINST	ABSTAIN
2.
That the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Shakil Lakhani, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 2 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).
	☐	☐

To change the address on your account or to add the email, please check the box at right.

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

	FOR	AGAINST	ABSTAIN
3.
That the cancellation and surrender to the Company of the 20,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Yair Malca, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 3 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
	☐	☐
	FOR	AGAINST	ABSTAIN
4.
That the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Dr. Spero Theodorou, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 4 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).
	☐	☐

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://astproxyportal.com/ast/22993

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF

INMODE LTD

June 16, 2020

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1.
That the cancellation and surrender to the Company of the Outstanding Granted Options and the re-grant of replacement options thereof under the same terms and conditions as originally granted (including the same vesting schedule) but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	FOR	AGAINST	ABSTAIN
2.
That the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Shakil Lakhani, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 2 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).
	☐	☐

	FOR	AGAINST	ABSTAIN
3.
That the cancellation and surrender to the Company of the 20,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Mr. Yair Malca, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 3 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
	☐	☐
	FOR	AGAINST	ABSTAIN
4.
That the cancellation and surrender to the Company of the 90,000 options to purchase ordinary shares of the Company originally granted by the Company on January 7, 2020 to Dr. Spero Theodorou, and the re-grant of replacement options thereof under the same terms as originally granted but with a lower exercise price of US $19.69, pursuant to the terms described in InMode Ltd's Proxy Statement, dated May 11, 2020, relating to the Special General Meeting of the shareholders dated June 16, 2020, and as previously approved by the Company's Compensation Committee and Board of Directors, be, and hereby is, ratified and approved.
	☐	☐	☐
	YES	NO

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 4 (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 4).
	☐	☐

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://astproxyportal.com/ast/22993
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.